Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 30, 2014, EZchip Semiconductor Ltd. (“EZchip”) entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) with Eros Acquisition Sub, Inc., a corporation newly formed under the laws of Delaware and a wholly owned indirect subsidiary of EZchip (“Merger Sub”), Tilera Corporation, a Delaware corporation (“Tilera”), and Shareholder Representative Services LLC, as the Securityholder Representative.  Pursuant to the Agreement and Plan of Merger, at the effective time of the merger, Merger Sub merged with and into Tilera (the “Merger”), with Tilera continuing after the Merger as the surviving corporation and a wholly owned indirect subsidiary of EZchip (the "Acquisition"). Tilera is a privately-held US-based company that develops high-performance multi-core processors, intelligent network interface cards and white-box appliances for data-center networking equipment.

The Merger was completed on November 5, 2014 (the “Closing”) and the surviving corporation (with its new corporate name – EZchip Semiconductor, Inc.) became a wholly owned indirect subsidiary of EZchip.  The aggregate purchase price payable for the Acquisition of Tilera on a debt-free basis and cash-free basis at the Closing was $50 million in cash, subject to certain working capital adjustments contemplated by the Agreement and Plan of Merger, and up to an additional $80 million payable in cash subject to achievement of future performance milestones based on revenues payable until December 2015 (the "Earnout").  After application of the adjustments in connection with the Closing, the Company paid a net cash amount of $47.6 million The consideration EZchip paid was applied towards the repayment of certain of Tilera's debt obligations, with the remainder payable to holders of certain classes of Tilera's preferred stock in satisfaction of the liquidation preference payable to such holders in respect of their interests.

The Agreement and Plan of Merger included customary provisions for transactions of this nature, including indemnity obligations concerning representations and warranties and covenants and a portion of the cash consideration was paid into escrow in accordance with the Agreement and Plan of Merger.

The following Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the historical consolidated financial statements and accompanying notes of EZchip and Tilera included (i) in this Report on Form 6-K and (ii) in EZchip’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Commission on March 27, 2014.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF DECEMBER 31, 2013

(U.S. dollars in thousands)

	EZchip	Tilera	Pro Forma Adjustments	Note	Combined Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,051	$7,270	$(57,321)	2	$-
Short term deposits	98,000	-	(572)	2	97,428
Available-for-sale marketable securities	49,814	-	-		49,814
Trade receivables	7,416	6,461	-		13,877
Other accounts receivable and prepaid expenses	3,153	1,015	-		4,168
Inventories	5,969	4,806	-		10,775

Total current assets	214,403	19,552	(57,893)		176,062

NON-CURRENT ASSETS:

Long-term deposits	5,000	-	-		5,000
Severance pay fund	7,416	-	-		7,416
Long-term investment and others	364	74	-		438

Total non-current assets	12,780	74	-		12,854

PROPERTY AND EQUIPMENT, NET	2,114	2,546	-		4,660

GOODWILL AND INTANGIBLE ASSETS, NET	100,403	-	42,709	3(a)	143,112

Total assets	$329,700	$22,172	$(15,184)		$336,688

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,951	$3,564	$-		$7,515
Other accounts payable and accrued expenses	7,309	3,424	4,000	3(e)	14,733
Revolving credit line	-	9,895	(9,895)	3(b)	-
Term debt	-	5,100	(5,100)	3(b)	-

Total current liabilities	11,260	21,983	(10,995)		22,248

ACCRUED SEVERANCE PAY	8,164	-	-		8,164

Total liabilities	19,424	21,983	(10,995)		30,412

SHAREHOLDERS' EQUITY:

Total shareholders' equity	310,276	189	(4,189)	3(c)	306,276

Total liabilities and shareholders' equity	$329,700	$22,172	$(15,184)		$336,688

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2013

(U.S. dollars in thousands, except per share data)

	EZchip	Tilera	Pro Forma Adjustments 3(f)	Note	Combined pro forma

Revenues	$70,850	$35,004	$-		$105,854
Costs of revenues	12,022	14,391	-		26,413

Gross profit	58,828	20,613	-		79,441

Operating expenses:
Research and development	25,815	21,369	-		47,184
Selling and marketing	8,108	7,076	-		15,184
General and administrative	5,255	5,242	-		10,497

Total operating expenses	39,178	33,687	-		72,865

Operating income (loss)	19,650	(13,074)	-		6,576
Financial income (expense), net	2,048	(345)	345	3(f)	2,048

Income (loss) before taxes on income	21,698	(13,419)	345		8,624

Taxes on income	-	56	-		56

Net income (loss)	$21,698	(13,475)	$345		$8,568

Basic net income per share	$0.76				$0.30

Diluted net income per share	$0.74				$0.29

Weighted average number of Ordinary Shares used in computing basic net income per share	28,628,798				28,628,798

Weighted average number of Ordinary Shares used in computing diluted net income per share	29,188,736				29,188,736

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Note 1. Basis of Presentation

The Unaudited Pro Forma Condensed Combined Financial Information have been derived from the audited consolidated financial statements of Tilera that are included in this report on Form 6-K and EZchip's audited consolidated financial statements that are included in EZchip's annual report on Form 20-F for the year ended December 31, 2013.  Further review of accounting policies may result in additional revisions to Tilera's policies and classifications to conform to those of EZchip. Based on management's preliminary review of the respective summaries of significant accounting policies of Tilera and EZchip and preliminary discussions among the respective management teams, the nature and amount of any adjustments to the historical financial statements of Tilera, to conform its accounting policies to those of EZchip, are not expected to be material.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Information. Since the Unaudited Pro Forma Condensed Combined Financial Information have been prepared based upon preliminary estimates and as if the Acquisition was consummated at December 31, 2013, the final amounts may differ materially from the information presented.

The Unaudited Condensed Combined Pro Forma Balance Sheet at December 31, 2013 gives effect to the Acquisition as if it had been completed as of December 31, 2013. The Acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. Due to the proximity of the Closing and the filing of the unaudited Pro Forma Condensed Combined Financial Information, it was impractical for the Company to complete the preliminary purchase price allocation to determine the fair value of the Tilera intangible assets purchased, nor has it identified all adjustments necessary to conform Tilera's accounting policies to EZchip's accounting policies. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.  Since the preliminary purchase price allocation has not been completed, the Unaudited Condensed Combined Pro Forma Balance Sheet presents the goodwill and intangible assets purchased in respect of the Acquisition as a combined line item, and in the Unaudited Pro Forma Condensed Combined Statement of Income, the amortization of any related intangible assets purchased in respect of the Acquisition are excluded. Any deferred taxes arising from the fair value of the intangible assets and goodwill acquired have not been recorded as well.  In addition, due to the proximity of the Closing and the filing of the unaudited Pro Forma Condensed Combined Financial Information and the complexity of modeling and calculating the Earnout and its two future calculation periods, it was impractical for the Company to estimate the fair value of the consideration payable in respect of the Earnout, and, therefore, the estimate of the fair value of the Earnout was excluded from the preliminary purchase price allocation. Once a valuation of the assets deemed acquired and liabilities deemed assumed from Tilera will be completed, there may be increases or decreases in the fair value of Tilera's assets and liabilities reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet that may also impact the Unaudited Pro Forma Condensed Combined Statement of Income.

The Unaudited Condensed Combined Pro Forma Statement of Income for the year ended December 31, 2013 gives effect to the Acquisition as if it had been completed on January 1, 2013. The pro forma Statement of Income does not give effect to planned synergies and/or cost savings related to the Acquisition.

The Pro Forma Information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro-forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

Transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statement of Income as they reflect charges directly related to the acquisition, that does not have an ongoing impact. The Unaudited Pro Forma Condensed Combined Financial Information do not include one-time costs directly attributable to the transaction, such as professional fees incurred or to be incurred by EZchip or Tilera or employee retention costs pursuant to provisions contained in the Agreement and Plan of Merger, as those costs are not considered part of the purchase price.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(U.S. dollars in thousands, except per share data)

Note 2. Purchase Consideration and Preliminary Allocation as of December 31, 2013

The allocation of the purchase price to the fair values of assets deemed acquired and liabilities deemed assumed includes unaudited pro forma adjustments to reflect the fair values of Tilera's assets and liabilities. The allocation of the preliminary purchase price as of December 31, 2013 is as follows:

Net Assets (including cash of $7,270)	$15,184
Goodwill and Other Intangible Assets	42,709
Total consideration (*)	$57,893

(*) It should be noted that the actual consideration paid on closing was $47.6 million. The Pro Forma consideration of $57.9 million reflects the consideration that would have been paid as of December 31, 2013 taking into account the working capital adjustments based on the Tilera December 31, 2013 balance sheet.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited adjustments to historical amounts included in the Unaudited Pro Forma Condensed Combined Financial Information are as follows:

(a) Goodwill and Other Intangible Assets

Reflects the preliminary estimate of the excess of the purchase price paid over the fair value of the assets deemed acquired and liabilities deemed assumed from Tilera (see Note 1).

(b) Revolving credit line and Term debt

The adjustment to the revolving credit line and short term debt reflects the elimination of Tilera's debt that was repaid upon Closing.

(c) Shareholders' equity

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the equity of the acquirer (EZchip).

(d) Amortization of intangible assets, Deferred taxes and Taxes on income

As described in Note 1, the preliminary purchase price allocation has not been completed, the Unaudited Pro Forma Condensed Combined Balance Sheet presents the Goodwill and Other Intangible Assets purchased in respect of the Acquisition in a combined line item and in the Statement of Income, the amortization of any related intangible assets purchased in respect of the Acquisition are excluded. Any deferred taxes arising from the fair value of the identifiable intangible assets and goodwill acquired and their respective amortization have not been recorded in the Unaudited Pro Forma Condensed Combined Balance Sheet and Income Statement as well.

(e) Transaction costs

Reflects the costs associated with the Acquisition.

(f) Interest expense

Elimination of interest expense related to Tilera debt, which was repaid upon the Closing.